3
1
<SROS>NYSE
<REPORTING-OWNER>
  0001216812
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  PARK PLACE ENTERTAINMENT CORPORATION
  0001070794
  <IRS-NUMBER>88-0400631
</SUBJECT-COMPANY>
<PERIOD>01/28/03
3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   DELURY, JR., BERNARD E.
   3930 HOWARD HUGHES PARKWAY


   LAS VEGAS, NEVADA  89109
2. Date of Event Requiring Statement (Month/Day/Year)
   1/28/2003
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   PARK PLACE ENTERTAINMENT CORPORATION (PPE)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President and
   General Counsel
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock SRU                                             20,000 (2)          D   Direct
Common Stock                                                 1,295 (1)           D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (3)       01/15/09  Common Stock                 10,000     $6.50000   D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/28/13  Common Stock                 30,000     $7.55000   D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       03/13/07  Common Stock                 2,000      $9.11363   D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/30/12  Common Stock                 15,000     $9.93500   D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/13/10  Common Stock                 10,000     $11.18750  D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/29/11  Common Stock                 15,000     $11.22000  D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/21/08  Common Stock                 3,000      $11.22726  D           Direct
(right to buy)

Explanation of Responses:

(1)
Includes 1,071 shares acquired through Company's Employee Stock Purchase Plan.
(2)
Represents Supplemental Retention Rights ("Right") granted under the Company's Supplemental Retention Plan ("SRP").  The Rights vest
 20 percent on each of the 1st and 2nd anniversary of the date the Rights were granted and 30 percent on each of the 3rd and 4th ann iversaries of the date the Rights were granted.  The Rights are payable in shares of Park Place's common stock, on a one-for-one bas is, upon the grantee's retirement, or the grantee may make a one-time election upon the grantee attaining retirement eligibility (ag
e 65 or age plus years of service equal to 55) to have an "in service" distribution while still employed by Park Place of up to 50 p ercent of the vested Rights.  The SRP also provides for an adjustment in the number of Rights in a participant's account based upon dividends and distributions paid by Park Place on the underlying shares of common stock from the date of grant.
(3)
Options vest 25% per year, commencing one year from the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ DELURY, JR., BERNARD E.
DATE 01/31/03